Ultra Clean Holdings, Inc.

26462 Corporate Avenue

Hayward, CA 94545

August 21, 2012

VIA EDGAR AND FACSIMILE

Re:	Ultra Clean Holdings, Inc.
Request to Withdraw Registration Statement on Form S-3 (File No. 333-172262)

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 30-30

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Amanda Ravitz, Assistant Director
Aslynn Hogue

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Ultra Clean Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-172262) together with all exhibits and amendments thereto (the “Registration Statement”) as of the date hereof or at the earliest practicable date hereafter. The Company has determined not to pursue the offering to which the Registration Statement relates at this time. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on February 14, 2011. The Registration Statement was not declared effective by the Commission under the Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Alan Denenberg of Davis Polk & Wardwell LLP, by fax at (650) 752-3604. If you have any questions regarding this letter, please contact Alan Denenberg at (650) 752-2004. Thank you for your assistance with this application for withdrawal.

August 21, 2012

Sincerely,

ULTRA CLEAN HOLDINGS, INC.

By:	/s/ Kevin C. Eichler
Name:	Kevin C. Eichler
Title:	Chief Financial Officer, Senior Vice President and Secretary